UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________________________________

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Lions Gate Entertainment Corp.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Voting Common Shares, no par value per share

Class B Non-Voting Common Shares, no par value per share

(Title of Class of Securities)

535919401

535919500

(CUSIP Number of Class of Securities)

Adrian Kuzycz

Executive Vice President and Associate General Counsel

Lions Gate Entertainment Corp.

2700 Colorado Avenue

Santa Monica, California 90404

(877) 848-3866

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,832,125	$238

* Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase, or share appreciation rights (“SARs”) with respect to, Class A Voting Common Shares or Class B Non-Voting Common Shares of Lions Gate Entertainment Corp. that are eligible for exchange in the offer will be tendered for new awards of options or SARs, as applicable, and cancelled pursuant to the offer. These options and SARs cover an aggregate of 1,179,921 Class A Voting Common Shares and 5,107,626 Class B Non-Voting Common Shares of Lions Gate Entertainment Corp. and have an aggregate value of $1,832,125 as of April 7, 2020 as determined using the Black-Scholes pricing model.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing party: Not applicable
Form or Registration No.: Not applicable	Date filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEM 1.	SUMMARY TERM SHEET

The information set forth under “Summary Term Sheet” beginning on page 2 of the Offer Circular, dated April 9, 2020 (the “Offer Circular”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a)       Name and address. The name of the issuer is Lions Gate Entertainment Corp., a company organized under the laws of the Province of British Columbia (the “Company”). The addresses of the Company’s principal executive offices are 250 Howe Street, 20th Floor, Vancouver, British Columbia V6C 3R8; and 2700 Colorado Avenue, Santa Monica, California 90404. The Company’s telephone number is (877) 848-3866.

(b)       Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company as described in the Offer Circular to Eligible Employees (as defined in the Offer Circular) to exchange Eligible Options (as defined in the Offer Circular) to purchase the Company’s Class A Voting Common Shares, no par value (the “Class A Voting Shares”), or the Company’s Class B Non-Voting Common Shares, no par value (the “Class B Non-Voting Shares”), as applicable, for replacement awards of stock options or SARs, as applicable (the “New Options”) to be granted by the Company under the Company’s 2019 Performance Incentive Plan (the “2019 Plan”). The offer by the Company, and the exchange of Eligible Options for New Options, are each made upon the terms and conditions described in the Offer Circular and the related Election Form and Release Agreement attached hereto as Exhibit (a)(1)(B) (the “Election Form”). The following information is incorporated herein by reference:

(i)       the terms and conditions set forth in the Election Form; and

(ii)      the following information set forth in the Offer Circular: the information set forth under the caption “Summary Term Sheet”; the response to Question 1 (“Why is the Company making the Offer?”); the response to Question 5 (“What stock options and SARs may I tender/exchange in the Offer?”); the response to Question 30 (“What is the price of our common shares?”); and the response to Question 32 (“How many Eligible Options are there?”).

(c)       Trading market and price. The information set forth in the response to Question 30 (“What is the price of our common shares?”) in the Offer Circular is incorporated herein by reference. No trading market exists for the Eligible Options.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)       Name and address. The Company is both the subject company and the filing person. The information set forth under Item 2(a) above is incorporated by reference. The information set forth in the response to Question 33 (“How does the Offer relate to the Company’s directors and executive officers?”) in the Offer Circular is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

(a)       Material terms. The following information is incorporated herein by reference:

(i) the terms and conditions set forth in the Election Form; and

(ii)       the following information set forth in the Offer Circular: the information set forth under the caption “Summary Term Sheet”; the responses to Questions 2 through 17 under the caption “Terms of the Offer – The Offer”; the responses to Questions 18 through 26 under the caption “Terms of the Offer – Description of Terms and Conditions of New Options”; the responses to Questions 27 through 36 under the caption “Terms of the Offer – Other Provisions; Administration”; and the information set forth under the caption “Terms of the Offer – Federal Income Tax and Employment Tax Consequences,” including, without limitation, the responses to Questions 37 through 46.

(b)       Purchases. The information set forth in the response to Question 33 (“How does the Offer relate to the Company’s directors and executive officers?”) in the Offer Circular is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e)       Agreements involving the subject company’s securities. The information set forth in the responses to Question 33 (“How does the Offer relate to the Company’s directors and executive officers?”) and Question 35 (“Is the Company contemplating any other transactions?”) in the Offer Circular is incorporated herein by reference. The stock incentive plans filed as Exhibits (d)(1) through (d)(5) hereto contain information regarding the Eligible Options and the New Options and are incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)       Purposes. The following information from the Offer Circular is incorporated herein by reference: the information set forth under the caption “Summary Term Sheet”; and the information set forth in the response to Question 1 under the caption “Terms of the Offer – Background and Reasons for the Offer.”

(b)       Use of securities acquired. The following information is incorporated herein by reference:

(i)       the terms and conditions of the offer set forth in the Election Form; and

(ii)      the following information set forth in the Offer Circular: the information set forth under the caption “Summary Term Sheet”; the information set forth under the caption “Terms of the Offer – The Offer,” including, without limitation, the information in the responses to Questions 2 through 17; and the information in the response to Questions 18 and 19 under the caption “Terms of the Offer – Description of Terms and Conditions of New Options.”

(c)       Plans. The information set forth in the response to Question 33 (“How does the Offer relate to the Company’s directors and executive officers?”) and in the response to Question 35 (“Is the Company contemplating any other transactions?”) of the Offer Circular is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)       Source of funds. The following information set forth in the Offer Circular is incorporated herein by reference: the information set forth under the caption “Summary Term Sheet”; the information set forth under the caption the “Terms of the Offer – Description of Terms and Conditions of New Options,” including without limitation, the information set forth in the responses to Questions 18 through 26; and the information set forth in the responses to Question 29 and Question 32 under the caption “Terms of the Offer – Other Provisions; Administration.”

(b)       Conditions. The following information is incorporated herein by reference:

(i)	the terms and conditions set forth in the Election Form; and

(ii)	the information set forth in the responses to Question 4 (“What are the conditions to the Offer?”) and Question 6 (“How may I accept the Offer?”) in the Offer Circular.

(d)       Borrowed funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)       Securities ownership. The information set forth in the response to Question 33 (“How does the Offer relate to the Company’s directors and executive officers?”) in the Offer Circular is incorporated herein by reference.

(b)       Securities transactions. The information set forth in the response to Question 33 (“How does the Offer relate to the Company’s directors and executive officers?”) in the Offer Circular is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)       Solicitations or recommendations. Not applicable.

ITEM 10.	FINANCIAL STATEMENTS

(a)       Financial information. The following information is incorporated herein by reference:

(i)	the information set forth in the Offer Circular in the response to Question 31 (“What information is available regarding the Company?”) and the information set forth under “Additional Information; Incorporation of Documents by Reference” in the Offer Circular;

(ii)	Audited financial statements of the Company and its consolidated subsidiaries for the fiscal years ended March 31, 2018 and March 31, 2019 as shown in pages F-1 through F-68 of the Company’s Annual Report on Form 10-K for the year ended March 31, 2019, filed with the SEC on May 23, 2019;

(iii)	pages 4 to 42 of the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2019, filed with the SEC on February 6, 2020; and

(iv)	the book value per share data included in Attachment D to the Offer Circular.

(b)       Pro forma information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION

(a)	Agreements, regulatory requirements and legal proceedings. The following information is incorporated herein by reference:

(i)       the information set forth in the responses to Question 31 (“What information is available regarding the Company?”), Question 33 (“How does the Offer relate to the Company’s directors and executive officers?”), Question 35 (“Is the Company contemplating any other transactions?”) and Question 36 (“Are there any regulatory requirements or other approvals that the Company must comply with or obtain?”) in the Offer Circular; and

(ii)       the information contained in the “Additional Information; Incorporation of Documents by Reference” section in the Offer Circular.

We are not aware of any applicable anti-trust laws, margin requirements under Section 7 of the Securities Exchange Act of 1934, as amended, and applicable regulations, or any material pending legal proceedings relating to the Offer.

(c)       Other material information. Not applicable.

ITEM 12.	EXHIBITS

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options and Share Appreciation Rights, dated April 9, 2020, including the attachments thereto.

(a)(1)(B)	Form of Election Form and Release Agreement.

(a)(1)(C)	Form of Notice of Change of Election.

(a)(1)(D)	Form of E-mail from Adrian Kuzycz, the Company’s Executive Vice President and Associate General Counsel to Eligible Employees.

(a)(1)(E)	Form of Reminder of Deadline.

(a)(1)(F)	The Company’s Annual Report on Form 10-K for the year ended March 31, 2019, filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2019. (Incorporated herein by reference.)

(a)(1)(G)	The Company’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2019, September 30, 2019 and December 31, 2019 filed with the SEC on August 8, 2019, November 7, 2019 and February 6, 2020, respectively. (Each incorporated herein by reference.)

(a)(1)(H)	The Company’s Current Reports on Form 8-K filed with the SEC on June 21, 2019, September 13, 2019, October 2, 2019, December 17, 2019, December 20, 2019, and April 3, 2020. (Each incorporated herein by reference.)

(a)(1)(I)	The description of the Company’s Class A Voting Shares and Class B Non-Voting Shares contained in its Registration Statement on Form S-4, filed with the SEC on August 1, 2016, and any other amendment or report filed for the purpose of updating such description. (Each incorporated herein by reference.)

(b)	Not applicable.

(d)(1)	Lions Gate Entertainment Corp. 2019 Performance Incentive Plan. (Incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on September 13, 2019.)

(d)(2)	Lions Gate Entertainment Corp. 2017 Performance Incentive Plan. (Incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on September 15, 2017.)

(d)(3)	Lions Gate Entertainment Corp. 2012 Performance Incentive Plan. (Incorporated by reference to Exhibit 10.127 to the Company’s Form 10-Q filed with the SEC on November 8, 2016.)

(d)(4)	Starz 2016 Omnibus Incentive Plan. (Incorporated by reference to Exhibit 99.3 to the Company’s Post-Effective Amendment 1 on Form S-8 to Form S-4 filed with the SEC on December 14, 2016.)

(d)(5)	Starz 2011 Incentive Plan (Amended and Restated as of October 15, 2013). (Incorporated by reference to Exhibit 99.1 to the Company’s Post-Effective Amendment 1 on Form S-8 to Form S-4 filed with the SEC on December 14, 2016.)

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIONS GATE ENTERTAINMENT CORP.

By:	/s/ Corii D. Berg
Corii D. Berg
General Counsel

Date:	April 9, 2020